McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 21, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Charles Eastman

Earnest Greene

Bradley Ecker

Jennifer Angelini

Re:	McGraw Hill, Inc.

Draft Registration Statement on Form S-1

Submitted November 4, 2022

CIK No. 0001951070

Ladies and Gentlemen:

On behalf of our client, McGraw Hill, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated December 1, 2022. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

The Company is seeking confidential treatment for the Registration Statement, including this Amendment, and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended. In addition to addressing the Staff’s comments, the Amendment also includes updates to the Company’s interim financial information and certain other revisions.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 21, 2022

Cover Page

1.

We note your disclosure on pages 36 and 37 that you will be a “controlled company” after this offering and that you intend to rely on the corporate governance exemptions. Please revise your cover page to disclose that you intend to rely on these exemptions.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amendment to disclose that it intends to rely on the exemptions available to controlled companies.

Summary, page 1

2.

Please revise to ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, provide equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans, rather than listing generalized risk factors at the end of this section. In addition, please highlight your significant indebtedness.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 6 and 7 of the Amendment to address the Staff’s comment, including highlighting the Company’s indebtedness.

3.

We note that the prospectus includes data “[b]ased on a recent third-party survey we conducted.” Please clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, please provide the consent of the third party in accordance with Rule 436.

Response

With respect to the third-party survey that the Staff notes in comment 3, the Company commissioned this specific third-party survey for marketing and business development purposes. The Company does not believe that the third party qualifies as an “expert” for purposes of Rule 436 and, as a result, the Company respectfully submits that the consent of such third party is not required to be filed as an exhibit to the Registration Statement. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act (“Section 7”) provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the third party, which is a market research firm, is not among the class of persons subject to Section 7 and Rule 436 as an “expert” unless the Company expressly identifies the third party as an expert or the statements provided by the expert are purported to be made on the authority of the third party as an “expert.” In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The third-party survey was prepared for business and marketing purposes and is not based on an expert study or report because it is merely based on the results of a wide-reaching survey with industry participants, and reflects the aggregate data derived from such surveys rather than the opinion or judgment of an expert. This type of survey is periodically commissioned by the Company for business and marketing purposes.

Further, the Company has included in the Amendment total addressable market information (“TAM information”) that was conducted by a different third-party consultant that the Company commissioned. While the TAM information being used in the Registration Statement was recently commissioned, the Company notes that it last commissioned TAM information in 2021, and uses that TAM information when presenting to the Company’s lenders and bondholders. Since the TAM information was last commissioned, the Company has entered into new markets via the acquisition of Achieve3000 on October 31, 2021, the acquisition of Boards & Beyond on December 5, 2022 and introduced new products, most notably Sharpen in the fall of 2022. For these reasons, the Company believes it was appropriate to refresh the TAM information it had in its possession. In addition, the publicly available data regarding total addressable markets in the Company’s sector vary widely, but are in almost all cases much larger figures than what the Company presents in the Amendment. The Company believes that the outsized publicly available numbers could be misleading to its current lenders and bondholders and any future stockholders, as well as lack specificity, which is another reason the Company commissioned the third-party consultant to collect information by market segment to inform the Company’s total addressable market.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 21, 2022

The Company also informs the Staff that the third-party consultant from which the Company commissioned the report has required that its name be kept confidential as a term of the engagement. The Company does not believe that the third party qualifies as an “expert” for purposes of Rule 436 and, as a result, the Company respectfully submits that the consent of such third party is not required to be filed as an exhibit to the Registration Statement. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the third party, which is a consulting firm, is not among the class of persons subject to Section 7 and Rule 436 as an “expert” unless the Company expressly identifies the third party as an expert or the statements provided by the expert are purported to be made on the authority of the third party as an “expert.” In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The TAM information was prepared for the business purposes described above.

With the exception of the above mentioned third-party survey and the TAM information, no third-party reports, surveys or research presented in the Registration Statement were commissioned by the Company. The Company has updated its disclosure to reflect this.

Risk Factors, page 20

4.

Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27-28 of the Amendment to address the Staff’s comment.

Our substantial indebtedness may restrict our ability to react to changes in the economy..., page 31

5.

If material, please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether increased borrowing costs are expected to impact your business plan or your customers’ ability to purchase your products in the future.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the recent increase in interest rates has not had a material impact on business and operations, and no new material risks have been identified stemming from rising rates other than as already disclosed under “Risk Factors” in the Registration Statement.

With respect to customers’ ability to pay given increased borrowing costs, the Company has not yet observed any material deterioration in payment performance from its customers.

The Company will continue to monitor the impact and expected future impacts of rising rates on its business, operations and customers, and, if material to its business and operations the Company will include the applicable discussion of such impact in future filings.

Our variable rate indebtedness subjects us to interest rate risk . . . . , page 33

6.

We note that a significant portion of your debt has an interest rate that may be based on LIBOR. Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why you believe the discontinuation of LIBOR is not a material risk to you. Refer to the Staff Statement on LIBOR Transition from December 7, 2021, available on our website.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38-39 of the Amendment to include a discussion of risks associated with the discontinuation of LIBOR.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 21, 2022

If we or our selling stockholder sell additional shares of our Common Stock . . . . , page 44

7.

We note your disclosure that “certain of the holders of these shares of Common Stock will have the right . . . to require us to register their shares of Common Stock under the Securities Act, and they will have the right to participate in future registrations of securities by us,” together with a cross-reference to the Shares Eligible for Future Sales section. However, that section appears only to describe registration rights granted to Platinum. Please revise to clarify whether additional parties have been granted registration rights and quantify the percentage of shares subject to such rights.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 49-50 of the Amendment to clarify that registration rights will only be granted to Platinum with respect to its shares of Common Stock.

Our amended and restated certificate of incorporation will provide . . . . , page 46

8.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51-52 and 218 of the Amendment to expand the disclosure regarding our forum selection provision and will state clearly in the Company’s Second Amended and Restated Certificate of Incorporation the provision’s application to federal securities laws.

Note 3 Notes to Unaudited pro forma condensed Combined Statement of Operations

The Acquisition and related financing Transaction Accounting Adjustments, page 61

9.

With regard to Adjustment A, you indicate that the amortization of the step-up in value of inventory is recognized based on the amount of inventory that is expected to be sold within two years of the closing of the Acquisition. Please tell us how you determined that it was reasonable to base the amortization on the amount of inventory that is expected to be sold within 2 years. Please note that the amortization of the step-up is typically based on how long it will take to sell the inventory. Please advise or revise, accordingly.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Amendment to clarify the methodology applied to recognize the amortization of the step-up in value of inventory. The amortization of the step-up in value of inventory is recognized based on the number of months over which the acquired inventory is expected to be sold. The expected number of months over which the acquired inventory is amortized ranges from approximately three to 24 months from the closing of the Acquisition and is estimated based on the historical inventory turnover ratio for each reporting unit.

10.

With regard to Adjustment C, please revise your disclosure to quantify each component that impacts the adjustment shown on the statement of operations. We note that the adjustment represents the net impact to depreciation expense of two offsetting components.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Amendment to quantify each material component that impacts the adjustment shown on the statement of operations.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 21, 2022

Results of Operations, page 80

11.

We note your discussion of multiple drivers for changes in Revenue by Segment, Cost of Sales, and Operating and Administrative Expenses. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods including offsetting factors, please revise to quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33- 6835.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Results of Operations of the Amendment to quantify material factors that contributed to the overall change in such line item, as applicable.

Consolidated Operating Results for the Years Ended March 31, 2022 (Non-GAAP Combined) and 2021 (Predecessor), page 85

12.

We note for the year ended March 31, 2022, you present combined results of operations of the predecessor for the four months ended July 31, 2021 and of the successor for the eight months ended March 31, 2022 in MD&A and in other disclosures throughout the filing. Please provide the following:

•

It is not clear how you determined it is appropriate to combine the results of the predecessor and successor for pre-and post-acquisition periods without reflecting relevant pro forma adjustments that would be required by Article 11 of Regulation S-X. Please explain why in detail you believe the current presentation is appropriate. Alternatively, you may revise your MD&A to separately discuss the historical results of your predecessor and successor and supplement your discussion of historical results by providing pro forma financial information for fiscal 2022 prepared in accordance with Article 11 of Regulation S-X. In this regard, please explain how the pro forma information is derived, including the nature and impact of pro forma adjustments, in order to facilitate an understanding of the information being presented; and

•

Please tell us what consideration you gave to Question 102.10 of the C&DI on Non- GAAP Financial Measures (Updated April 4, 2018) regarding your presentation here and throughout the filing of a full income statement of Non-GAAP measures labelled “Non-GAAP Combined Year Ended March 31, 2022.”

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to remove the combined results of operations of the Predecessor for the period April 1, 2021 to July 31, 2021 and of the Successor for the period August 1, 2021 to March 31, 2022, referenced as “Non-GAAP Combined,” in the MD&A and in other disclosures throughout the Amendment.

1.

The Company has considered the guidance in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) Sections 9220.7 through 9220.9 and has further revised its MD&A to include pro forma financial information as a supplement to the historical results of its Predecessor and Successor periods for the six months ended September 30, 2021 and the year ended March 31, 2022 referenced as “Pro Forma Pre-Achieve3000 Acquisition”. This unaudited pro forma financial information is prepared in accordance with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing. The presentation does not give effect to the pro forma adjustments related to the Achieve3000 Acquisition, as described and presented in the column titled “Pro Forma Pre-Achieve3000 Acquisition” in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” of the Amendment.

2.

The Company has also revised its MD&A to include pro forma financial information as a supplement to the historical results of its Predecessor and Successor’s Adjusted EBITDA by segment, its key operating metric Billings and its Non-GAAP Financial Measures, including EBITDA and Adjusted EBITDA, for the six months ended September 30, 2021 and the year ended March 31, 2022 referenced as “Pro Forma Pre-Achieve3000 Acquisition by Segment”. This unaudited pro forma financial information is prepared in a format consistent with Article 11 of Regulation S-X and gives effect to the Acquisition, the Financing Transactions and the Refinancing. The presentation does not give effect to the pro forma adjustments related to the Achieve3000 Acquisition, as described and presented in the column titled “Pro Forma Pre-Achieve3000 Acquisition” in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” of the Amendment.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 21, 2022

3.

The Company believes that including the pro forma effect of the Achieve3000 Acquisition would not provide meaningful pro forma financial information to be used as the basis for a supplemental discussion to the historical results of its Predecessor and Successor. Specifically, reflecting the Achieve3000 Acquisition in the results of operations for all periods prior to the Achieve3000 Acquisition beginning on or before October 31, 2021 would not reflect the actual results the Company would have achieved absent the Achieve3000 Acquisition and, therefore, would not provide meaningful comparisons of the Company’s results to current or prior periods or be useful in identifying trends in, or reaching conclusions regarding, the Company’s actual overall operating performance.

Critical Accounting Estimates Revenue Recognition, page 110

13.

You indicate that your contracts with customers often include multiple performance obligations, including gratis performance obligations. Please clarify for us and disclose what “gratis performance obligations” represent and how you determine that your gratis performance obligations represent a promise to provide a distinct good or service under ASC 606. Please also clarify how these obligations affect the allocation of the transaction price.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 147, F-18 and F-65 of the Amendment. The Company respectfully advises the Staff that it enters into contracts that have multiple performance obligations which generally include print and digital textbooks/content and instructional materials. One or more of these contractual performance obligations may be provided for no additional consideration (i.e., gratis performance obligation). These performance obligations are considered distinct under ASC 606-10-25-19 as the customer can benefit from each promised product under the contract on its own and the transfer of these promised products are separately identifiable and are not dependent on other promised products within the contract.

For example, the Company may have a contract with a customer to deliver a printed textbook, a digital textbook and free instructional material. The Company sells each of these products on a standalone basis and customers can benefit from each of these products on its own with no dependency on the other products provided.

The Company allocates the transaction price based on the estimated relative standalone selling prices of the promised products underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately.

Goodwill and Indefinite-Lived Intangible Assets, page 112

14.

Please expand your disclosures relating to goodwill to provide investors with sufficient information to understand whether there is current uncertainty that an impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate fair values. Given that the estimated fair values of your reporting units are not substantially in excess of their carrying values, please provide a discussion of the uncertainties associated with the specific key assumptions for each reporting unit, including any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 149 of the Amendment to expand the Company’s disclosure relating to goodwill in response to the Staff’s comment.

Business, page 118

15.

Please disclose the extent of your reliance on third parties to complete essential business functions, including what business functions such third parties complete, and whether, and to what extent, you rely on third parties to supply components of your products.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 171 and 172 of the Amendment to disclose the extent of the Company’s reliance on third parties for content development, software development and printing and physical production.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 21, 2022

Our Solutions, page 127

16.

Please expand your disclosure throughout this section to describe the processes and methods by which you determine which products to manufacture. In addition, please describe the timetable for developing and implementing new products or revising existing products, including without limitation the timing of new editions.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 165 of the Amendment.

Government Regulation, page 131

17.

Please expand your discussion here to describe the material effects related to the many state regulations with which you interact. In this regard, we note your disclosure on page 21 that “[i]n each adoption decision for each state, we face significant competition and our materials are subject to regulatory approvals,” and that “[s]tates may adopt new academic standards or revise existing academic standards, which may require us to significantly invest in the development of new products and/or make extensive modifications to our existing products that are offered for sale in those states.”

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 169-171 of the Amendment to address the Staff’s comment.

Subsequent Events, page F-109

18.

Please revise your disclosure here and on page F-36 to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-43 and F-116 of the Amendment to disclose the date through which subsequent events have been evaluated.

Schedule II, page F-110

19.

We note that you have included “inventory” reserves in your Schedule II. Please remove the information relating to the reserve for inventory obsolescence from this schedule. Please note that amounts recorded in separate accounts to recognize obsolete and slow- moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true “reserves”. Refer to Rule 12-09 of Regulation S-X, SAB Topic 5.BB and ASC 330-10-35-14.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-121 of the Amendment to remove the information relating to the reserve for inventory obsolescence from Schedule II.

Exhibits

20.

Please file the Achieve3000 Agreement and Plan of Merger referenced on page 56, and the Platinum Securities Purchase Agreement and Corporate Advisory Services Agreement referenced on page 164 as exhibits to your registration statement, or tell us why you are not required to do so. Refer to Item 601(b)(2)(ii) and Item 601(b)(10) of Regulation S-K.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 21, 2022

Response

The Company respectfully acknowledges the Staff’s comment and has revised the exhibit index to include the Achieve3000 Agreement and Plan of Merger, the Platinum Securities Purchase Agreement and Amendment No. 1 to the Securities Purchase Agreement, and will file such agreements in a subsequent amendment to the Registration Statement. The Company further respectfully submits that it does not believe that the Corporate Advisory Services Agreement (the “CASA”) is required to be filed pursuant to Item 601(b)(10) of Regulation S-K because such agreement is not material to the Company under the standards of Item 601(b)(10). Under the CASA, the Company paid Platinum Advisors management fees of approximately $6. 7 million and $5.0 million during the periods of August 1, 2021 to March 31, 2022, and the six months ended September 30, 2022, respectively. For further context, the Company’s revenue for the six months ended September 30, 2022 was $1.1 billion. Further, the Company will not have any continuing obligations following this offering because the parties will terminate the CASA in connection with this offering.

21.	Please file your articles of incorporation and by-laws as currently in effect. Refer to Item 601(b)(3) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the exhibit index to include its amended and restated certificate of incorporation and its bylaws as currently in effect, and will file such documents in a subsequent amendment to the Registration Statement. The Company has also revised the exhibit index to include the amendment to its certificate of incorporation, reflecting the change of the Company’s name to “McGraw Hill, Inc.,” which will also be filed in a subsequent amendment to the Registration Statement. The Company respectfully advises the Staff that the Company will file the forms of Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws as exhibits in a subsequent amendment to the Registration Statement.

General

22.

Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response

The Company respectfully advises the Staff that neither it nor anyone authorized to act on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes that it will supplementally provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

*        *         *        *

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 21, 2022

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Simon Allen – President and Chief Executive Officer, McGraw Hill, Inc.

David Stafford – General Counsel and Secretary, McGraw Hill, Inc.

McGraw Hill, Inc.